SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number 1-14493

For the month of October, 2002

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo - SP - Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular S.A.
(55 11) 3059-7531

TELESP CELULAR PARTICIPAÇÕES

REPORTS RESULTS FOR THE THIRD QUARTER 2002

São Paulo, Brazil – October 25, 2002 – Telesp Celular Participações S.A. (“TCP”) (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)) announced today its consolidated results for the third quarter 2002 (3Q02). TCP is the holding company that owns 100% of Telesp Celular S.A., the largest cellular operator in Brazil, and indirectly holds 83% of the capital of Global Telecom (49% of the voting capital), the B Band cellular operator in the states of Santa Catarina and Paraná.

MANAGEMENT’S DISCUSSION

TCP reached 5,755 thousand clients by the end of September, keeping its leadership with 67% of the market. The Company also reduced the subscriber acquisition cost from R$ 135 in 3Q01 to R$ 93 in 3Q02.

TCP’s EBITDA reached a record of R$ 380.2 million. The 44.7% EBITDA margin confirmed its sustained growth, that has been verified quarter after quarter, as a result of strict operational cost control associated with the focus on the most profitable segments and services innovation.

The operating cash flow generated accumulated until September exceeded R$ 589 million, after capital expenditures totaling R$ 193 million.

In September 2002, TCP’s R$ 2.5 billion capital increase process was successfully completed. As a result, Global Telecom was able to reduce its debt, significantly improving its capital structure.

Global Telecom’s market share reached 38%, totaling 1,027 thousand clients. Operating revenues of R$ 136.5 million grew 18.1% compared to 2Q02. Accumulated EBITDA in the first nine months of 2002 reached R$ 65.9 million, compared to the R$ -64.3 million registered in the first nine months of 2001, a significant improvement observed beginning on 1Q02.

3Q02 HIGHLIGHTS

A. Telesp Celular

Market Position:

  Market share reached 67%.
  Despite the fact that the 3rd quarter is a seasonally weak quarter in terms of demand, the client base grew to 5,755 million, a 4.2% increase compared to the previous quarter, representing a net addition of 234,000 new clients.
  In line with the strategy of focusing on high-end clients, the postpaid client base maintained its growth, totaling 18,000 net additions this quarter.

Traffic growth:

  Average Minutes of Use (MOU) reached 110, compared to 109 in 2Q02, maintaining a favorable trend in the level of usage.
  Postpaid MOU reached 213, an increase of 3.1% when compared to 2Q02 and a 16.4% increase compared to 3Q01, indicating the increasing quality of the postpaid client base.
  Prepaid MOU grew to 75, compared to 74 in 2Q02.

Cost Control

  In line with our focus on cost reductions, Subscriber Acquisition Cost (SAC) totaled R$ 93 (US$ 24.5 million) in 3Q02, compared to R$ 99 in 2Q02 and to R$ 135 in 3Q01.
  Capital expenditures in this quarter were of R$ 87 million (US$ 22.9 million) and totaled R$ 193 million (US$ 50.7 million) in the first nine months of the year. This amount represents 7.8% of net revenues, while in the same period of the previous year it was equivalent to 27.0% of net revenues, following a restrictive investment policy associated to market conditions.
  Delinquency level has been under control, accumulating until September a total of 1.8% of gross revenues.

Operating Performance

  Net revenues were of R$ 850.5 million (US$ 223.6 million), a slight decrease of 1.2% compared to 2Q02, due to business seasonality.
  Also as a result of seasonality, Average Revenue per User (ARPU) was of R$ 44 (US$ 11.6 million), compared to R$ 46 in the 2Q02, but higher than the R$ 43 recorded in the same quarter of 2001.
  As a result of the successful strategy of focusing on profitable growth, EBITDA reached its best result since the creation of Telesp Celular, totaling R$ 380.2 million (US$ 100 million), a growth of 7.7% over 2Q02 and a 59.1% increase over 3Q01.
  The EBITDA increase was followed by a higher EBITDA margin, which increased from 41.0% in 2Q02 and 32.1% in 3Q01 to 44.7% in this quarter, the highest margin since 2Q99.

Impact of the Macroeconomic Scenario

  Net financial expenses were of R$ 186.6 million (US$49.1 million) in 3Q02, compared to R$ 145.9 million in 2Q02. The increase compared to the previous quarter is due to the operations related to the capital increase and settlement of Global Telecom’s debt in a highly unfavorable FX scenario, once the Real has devalued nearly 37% against the US dollar in 3Q02, during the capital increase process.
  In light of this adverse scenario, the financial expenses increased by less than 2% of the volume of resources transacted in foreign currency, equivalent to R$ 2.4 billion. The reduction of Global Telecom’s financial expenses due to hedge operations was equivalent to such increase.

B. Global Telecom

Market Position

  Market share increased from 32% in 3Q01 to 38% in 3Q02.
  Total client base increased 41.9% compared to 3Q01, reaching 1,027 thousand subscribers.
  Net additions reached 87,000 in 3Q02, 154% higher when compared to 2Q02, despite the unfavorable seasonality, as a result of commercial practices focused on growth.

Operating Performance

  Net revenues reached R$ 136.5 million (US$ 35.9 million), an 18.1% increase compared to 2Q02 and 30.0% higher than 3Q01.
  Postpaid ARPU increased 37.0% compared to 3Q01, reaching R$ 66 (US$ 17.4), as a result of higher traffic volume, following specific campaigns focused on profitable growth.
  SAC remained under control, totaling R$ 122 (US$ 32.1) per gross addition compared to R$ 128 in 2Q02 and R$ 232 in 3Q01.
  EBITDA reached R$ 27.0 million (US$ 7.1 million) in 3Q02, compared to R$ 26.5 million in the previous quarter and to R$ -24.3 million in 3Q01.

Impact of the Macroeconomic Scenario

  Net financial expenses in 3Q02 totaled R$ 39.4 million (US$ 10.4 million), a 91.7% decrease compared to 2Q02, basically due to the reduction of Global Telecom’s indebtedness and to the hedge of its debt denominated in foreign currency.

TELESP CELULAR PARTICIPAÇÕES

Operating data commented below relates to Telesp Celular S.A., the A Band mobile operator in the State of São Paulo. TCP’s financial results include Global Telecom’s consolidated by the equity method.

Operating Data

The number of subscribers increased to 5,755 thousand, a net addition of 234,000 new clients in 3Q02. Net additions decreased 12.4% compared to 2Q02, in line with seasonality and decreased 8.2% compared to 3Q01.

Telesp Celular maintained its market share around 67%, with a subscriber acquisition cost of R$ 93.

Client retention campaigns, along with increased focus on high-end clients, allowed the 1.2% increase of postpaid client base compared to previous quarter.

Average traffic per client shows a favorable trend, having reached 110 minutes, a 1.4% increase compared to 2Q02. Postpaid average traffic per client increased 3.1% compared to 2Q02.

Revenues

Net revenues were of R$ 850.5 million (US$ 223.6 million), a slight decrease of 1.2% compared to 2Q02, due to the unfavorable seasonality in the 3rd quarter, but presented a 14.2% increase compared to 3Q01.

Net revenues from services decreased 0.5% compared to 2Q02 and increased 19.2% compared to 3Q01. The increase in relation to the previous year is a result of both client base growth and higher ARPU.

Net revenues from handset sales totaled R$ 107.3 million (US$ 28.2 million), a 5.5% decrease compared to the previous quarter, as a result of lower sales volumes. Compared to 3Q01, handset sales decreased 11.5%, due to both the change in the offered handsets mix and direct distribution from suppliers to some dealers.

Blended ARPU was R$ 44 in 3Q02, compared to R$ 46 in the 2Q02 due to seasonality, and R$ 43 in 3Q01, following higher usage by postpaid clients. Postpaid ARPU reached R$ 99 this quarter, compared to R$ 105 in 2Q02 and to R$ 82 in 3Q01. Prepaid ARPU reached R$ 25 in this quarter, compared to R$ 26 in 2Q02 and R$ 25 in 3Q01.

During 3Q02, wireless data (SMS, WAP and others) revenues represented 1.85% of total net revenues from services. Average revenues per active users grew to R$ 12 in September 2002, as compared to R$ 10 in the same period of 2001. Around half of the subscribers currently have WAP enabled handsets and over 40% of total handsets are SMS mobile originators.

2.5 Generation

From the launching of 2.5G in December 2001 to the end of September 2002, over 60,000 handsets with this technology were sold. Additionally, over 500 corporate clients are currently using PCMCIA Wireless boards or 2.5G handsets with data transmission cables allowing high speed connections from their laptops and palmtops to corporate resources, totaling more than 4,000 lines. Telesp Celular’s strategy is to focus, initially, on high-end clients, most of them corporate subscribers.

Currently, the service coverage is comprised of the metropolitan area of São Paulo city, including Osasco, Alphaville and the route from São Paulo to Guarulhos, including the Cumbica International Airport. The service coverage is being extended to São Paulo’s ABC Region, in response to corporate clients’ requests, and it will be operational in November.

Operating Costs

Operating costs, excluding depreciation and amortization totaled R$ 470.3 million (US$ 123.7 million) in the 3Q02, a 7.4% decrease compared to 2Q02 and 7.0% when compared to 3Q01.

Handset costs reached R$ 122.3 million (US$ 32.2 million) in 3Q02, a 15.9% decrease compared to 2Q02, due to a lower sales volume. Compared to 3Q01, it decreased 16.1% mainly due to changes in the distribution model and in the handsets mix.

The remaining operating costs decreased 4% compared to 2Q02 and 3.3% compared to 3Q01.

Cost of services reached R$ 123.7 million (US$ 35.5 million) in 3Q02, a 0.9% increase compared to 2Q02 due to higher originated traffic volume. Compared to 3Q01, it presented a 5.6% decrease, primarily due to lower expenses with leased lines, as a result of network optimization, and due to lower network maintenance related expenses.

Selling expenses this quarter reached R$ 120.4 million (US$ 31.7 million), a 7.5% decrease compared to the previous quarter, mostly due to a decrease in provisions for doubtful accounts. Compared to 3Q01, selling expenses decreased by 13.7%, mainly due to a decrease in marketing expenses and provisions for doubtful accounts. Delinquency level has been under control, accumulating until September a total of 1.8% of gross revenues.

Subscriber Acquisition Cost (SAC) per gross addition was of R$ 93 in 3Q02, compared to R$ 99 in 2Q02 and R$ 135 in 3Q01, as a result of lower subsidies and restrained marketing and advertising expenses.

EBITDA

EBITDA reached the best result since the Company’s creation, totaling R$ 380.2 million (US$ 99.9 million), a growth of 7.7% compared to 2Q02 and a 59.1% increase over 3Q02. The increase in EBITDA was followed by an expansion in the EBITDA margin from 32.1% in 3Q01 and 41.0% in 2Q02 to 44.7% in 3Q02, showing a sustained growth on a quarterly basis since 2Q01.

Excluding handset revenues and handset costs, EBITDA margin reached 53.2% this quarter, compared to 51.5% in 2Q02, and 42.3% in 3Q01.

Financial Expenses

Net financial expenses in 3Q02 totaled R$ 186.6 million (US$ 49.1 million), a 27.9% increase when compared to 2Q02, basically due to FX operations related to TCP’s capital increase and to the settlement of Global Telecom’s debt.

Notwithstanding the fact that 87% of TCP’s debt is denominated in foreign currency (Euro and US Dollars), accumulated financial expenses in the first nine months of 2002 represented around 26% of average indebtedness, despite a devaluation of the Real of 87% against the Euro and of 67% against the US dollar in the same period. Such performance is explained by a hedge strategy aimed to balance a number of variables that influenced the financial costs (foreign currency, maturity, indexes and timing associated to TCP’s capital increase).

Considering pro-forma consolidation of Global Telecom, the net financial expenses would be R$ 226.0 million (US$ 59.4 million), in 3Q02, which would correspond to an average cost of funding of 6.6% in 3Q02 and to approximately 25% for the accumulated nine months of 2002.

Net Income / Loss

Consolidated net loss in the quarter was R$ 92.1 million (US$ 24.2 million), a significant reduction compared to R$ 394.1 million losses in 2Q02 and R$ 317.2 million losses in 3Q01. This reduction is primarily a consequence of the favorable evolution of Global Telecom’s results, obtained through smaller financial costs.

Equity loss from Global Telecom was R$ 54.9 million (US$ 14.4 million) in 3Q02, a decrease of 86.6% and 78.7% compared to 2Q02 and 3Q01, respectively.

Capital Expenditures

Capital expenditures in the first nine months of 2002 were of R$ 193 million (US$ 50.7 million), a significant decrease compared to the R$ 576 million invested in the same period of 2001, reflecting a more restrictive investment policy, which was adopted in light of prevailing market conditions. Capex represented 7.8% of net revenues until September, compared to 27.0% in the same period of 2001.

Debt

TCP’s1 total debt was R$ 3,693.7 million (US$ 971.3 million), as of September 30, 2002, of which 87% was denominated in foreign currency. All foreign currency-denominated debt, at the end of the quarter, was fully hedged. Through a combination of swaps, forwards and option

Considering the pro-forma consolidation of Global Telecom, total debt would be R$ 4,469.8 million (US$ 1,175,3 million), all hedged, 77% of which was financed by Portugal Telecom.

GLOBAL TELECOM

Global Telecom is the B Band mobile operator in the states of Paraná and Santa Catarina, where TCP indirectly holds 83% of the economic interest (49% of the voting capital). The results included in this section are presented on a stand-alone basis.

Since July 2002, Telesp Celular is authorized to be the technical operator of Global Telecom, substituting Daini.

Operating Data

Total subscribers reached 1,027,000 and market share increased to around 38%, representing a net addition of 87,000 new clients in the quarter, a significant increase over 2Q02, reflecting the strengthening of marketing initiatives, despite unfavorable seasonality.

Revenues

Net revenues totaled R$ 136.5 million (US$ 35.9 million), an 18.1% increase compared to 2Q02, primarily due to an increase of revenues from handset sales, as a result of higher sales volume in the quarter. Compared to 3Q01, there was a 30.0% growth, primarily as a consequence of the client base increase.

Net revenue from services totaled R$ 100.7 million (US$ 26.5 million) in 3Q02, a 3.6% increase compared to the previous quarter and a 33.5% increase over the same quarter in 2001. This came as a result of the client base growth and of the favorable evolution of postpaid ARPU (R$ 66 in 3Q02, compared to R$ 61 in 2Q02 and R$ 48 in 3Q01).

Blended ARPU in 3Q02 was R$ 34, a slight decrease compared to 2Q02 (R$ 35) and to 3Q01 (R$ 37), notwithstanding the increase in postpaid ARPU, due to the strong prepaid client base growth.

Operating Costs

Total operating costs, excluding depreciation and amortization, reached R$ 109.5 million (US$ 28.8 million) this quarter, an increase of 23.0% compared to 2Q02 and a 15.3% decrease compared to 3Q01.

Handsets costs reached R$ 43.5 million (US$ 11.4 million), in 3Q02, an increase of 89.7% compared to 2Q02, basically due to higher sales volume. Compared to 3Q01, these costs were reduced in 10.1%, mainly as a result of changes in the offered handset mix and of benefits achieved from joint negotiations with Telesp Celular.

Costs of services reached R$ 30.5 million (US$ 8.0 million), in 3Q02, a 5.9% increase compared to 2Q02 and a 4.3% increase compared to 3Q01, far below the client base growth.

Selling and marketing expenses reached R$ 24.2 million (US$ 6.4 million) this quarter, representing a 5.3% increase compared to the previous quarter and a reduction of 20.4% compared to 3Q01.

Subscriber acquisition cost (SAC) totaled R$ 122 per gross addition compared to R$ 128 in 2Q02 and to R$ 232 in 3Q01.

EBITDA

Global Telecom’s EBITDA was of R$ 27.0 million (US$ 7.1 million) in 3Q02, compared to R$ 26.5 million in 2Q02 and R$ -24.3 million in 3Q01.

Interest Expenses

Net financial expenses for 3Q02 totaled R$ 39.4 million (US$ 10.4 million), a significant 91.7% decrease compared to 2Q02, basically due to the reduction of its indebtedness and to its hedge operations.

Net Income/Loss

As a consequence of the improvement of operational performance and reduction in financial expenses, Global Telecom recorded a loss of R$ 66.1 million (US$ 17.4 million) in 3Q02, a strong decrease to 2Q02 and 3Q01 losses (R$ 494.6 million and R$ 310.9 million, respectively).

Capital Expenditures

Global Telecom’s capital expenditures in the first nine months of 2002 totaled R$ 112 million (US$ 29.5 million) compared to R$ 261 million in the same period in 2001. Capex was mainly intended to increase the coverage in Global Telecom’s concession area, which currently surpasses 70%.

Debt

As of September 30, 2002, Global Telecom’s total gross debt was R$ 781.8 million (US$ 205.6 million), 53% of which was denominated in foreign currency and financed by Portugal Telecom, and hedged against FX fluctuations.

Tables to follow:

Table 1: TCP’s Income Statement
Table 2: TCP’s Consolidated Balance Sheet
Table 3: Global Telecom’s Income Statement
Table 4: Global Telecom’s Balance Sheet
Table 5: TCP's Pro-Forma Consolidated Income Statement (fully consolidating GT)
Table 6: TCP's Pro-Forma Consolidated Balance Sheet (fully consolidating GT)

This information is also available at TCP's website http://www.telespcelular.com.br

3Q02 CONFERENCE CALL

Date: October 29, 2002 (Tuesday)
Time: 1:00 pm (Sao Paulo time), 11:00 am (US Eastern Time), 4:00 pm (U.K. time)
Phone Number: +1 (706) 634-6093
Conference Call ID: 6234657 (or Telesp Celular)

Contacts:

Maria Paula Canais - Investor Relations Director
pacanais@telespcelular.com.br
55 (11) 3059-7081

Edson Alves Menini - Investor Relations Advisor
emenini@telespcelular.com.br
55 (11) 3059-7531

Fabiola Michalski
Fmichalski@telespcelular.com.br
55 (11) 3059-7975

Claudio Wenzel Lagos
clagos@telespcelular.com.br
55 (11) 3059-7480

TABLE 1: TCP’S CONSOLIDATED INCOME STATEMENT
(Brazilian Corporate Law)

TABLE 2: TCP’s CONSOLIDATED BALANCE SHEET
(Brazilian Corporate Law)

TABLE 3: GT’s INCOME STATEMENT
(Brazilian Corporate Law)

TABLE 4: GT’S BALANCE SHEET
(Brazilian Corporate Law)

TABLE 5: PRO-FORMA CONSOLIDATED INCOME STATEMENTS
(Fully Consolidating Global Telecom)

TABLE 6: PRO-FORMA CONSOLIDATED BALANCE SHEET
(Fully Consolidating Global Telecom)

###

__________ 1 It includes TCP's and TC's debt, but it does not include GT's debt.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2002

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ MARIA PAULA DE ALMEIDA MARTINS CANAIS
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

         Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.